As filed with the Securities and Exchange Commission on
                  January 15, 2004 Registration No. 333-11642
          ------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------
                       POST-EFFECTIVE AMENDMENT NO. 3 TO
                                    FORM F-6
                             REGISTRATION STATEMENT
                                     UNDER
    THE SECURITIES ACT OF 1933 AS Amended FOR DEPOSITARY SHARES EVIDENCED BY
                              DEPOSITARY RECEIPTS
                                 --------------

                  INTERSHOP Communications Aktiengesellschaft
   (Exact name of issuer of deposited securities as specified in its charter)
                            ------------------------
                   INTERSHOP COMMUNICATIONS STOCK CORPORATION
                  (Translation of issuer's name into English)
                             ---------------------

                          FEDERAL REPUBLIC OF GERMANY
           (Jurisdiction of incorporation or organization of issuer)

                             ---------------------


                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)
                         ------------------------------

                                111 Wall Street
                            New York, New York 10043
                                 (212) 657-5100
         (Address, including zip code, and telephone number, including area code, of Depositary's principal executive offices)

                         ------------------------------

                             CT Corporation System
                               111 Eighth Avenue
                            New York, New York 10011
                                 (212) 894-8940

      (Name, address, including zip code, and telephone number, including area code of agent for service)
                        --------------------------------
                                   Copies to:
                            Frettra M. Miller, Esq.
                                 Citibank, N.A.
                              388 Greenwich Street
                               New York, New York
                           Telephone: (212) 819-5675
                        --------------------------------
          Deregistering unissued American Depositary Shares evidenced by American Depositary Receipts.

            There are hereby de-registered 98,550,003 American Depositary Shares evidenced by American Depositary Receipts that were registered under this Registration Statement No. 333-11642 but for which no underlying shares have been deposited and which therefore have not been, and will not be, issued.

                                   SIGNATURES
                                   ----------


               Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Deposit Agreement dated as of September 29, 2000, as amended by Amendment No. 1 to Deposit Agreement, dated as of February 25, 2002, and as further amended by Amendment No. 2 to Deposit Agreement, dated February 6, 2003, (as so amended, the "Deposit Agreement") by and among Intershop Communications Stock Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts ("ADRs"), issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 3 to Form F-6 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 15th day of January, 2004.

                             Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares each representing one (1) Bearer Ordinary Share, no par value, of Intershop Communications Stock Corporation, as amended by Amendment No. 1 to Deposit Agreement, and as further amended by Amendment No. 2 to Deposit Agreement.

                             CITIBANK, N.A., as Depositary



                             By:      /s/ Susanna Mancini
                                 ----------------------------------
                             Name:    Susanna Mancini
                             Title:   Vice President

                                   SIGNATURES
                                   ----------

               Pursuant to the requirements of the Securities Act of 1933, as amended, INTERSHOP Communications Stock Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 3 to Form F-6 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Jena, Germany on the 15th day of January, 2004.


                             INTERSHOP Communications Stock Corporation


                             By:      /s/ Dr. Juergen Schoettler
                                  ---------------------------------------------
                                      Name:  Dr. Juergen Schoettler
                                      Title: Chief Executive Officer and
                                             Vorstandsvorsitzender

               Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 3 to Form F-6 Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated.

      Signatures                    Title                        Date
                                                                January 15, 2004
 /s/ Dr. Juergen Schoettler         Chief Executive Officer
------------------------------
    Dr. Juergen Schoettler
    Chief Executive Officer and
    Vorstandsvorsitzender

            SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

               Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of the registrant, has signed this Registration Statement on Form F-6, or amendment thereto, in his capacity as an authorized officer of INTERSHOP Communications Stock Corporation in San Francisco, CA on January 15, 2004.



                             INTERSHOP COMMUNICATIONS STOCK CORPORATION



                             By:     /s/ Gary DiOrio
                                 -------------------------------
                             Name:  Gary DiOrio
                             Title: President